SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 16, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains a  press release announcing the launch of a 7-Year non-call 3 subordinated convertible bond. This press release is not an offer of securities for sale in the United States.

[INFINEON TECHNOLOGIES LETTERHEAD]

Not for release in the United States, Canada or Japan

News Release/Presseinformation

Infineon Technologies Launches 7-Year Non-Call 3 Subordinated

Convertible Bond

Munich, April 30, 2003 – Infineon Technologies AG (FSE/NYSE: IFX) is launching a subordinated convertible bond issue through its Dutch subsidiary Infineon Technologies Holding B.V. today. The transaction size will be approximately Euro 700 - 725 million and is convertible into up to 69 million shares of Infineon Technologies AG, the equivalent cash amount at the company’s discretion or an equivalent cash/share combination. The convertible bond has a maturity of 7 years and cannot be called for the first three years of the life of the security, callable thereafter subject to a 125 per cent provisional call. Coupon and conversion premium will be set at pricing, which is expected to occur today. The bond will be placed with institutional investors outside the US in reliance on Regulation S. Goldman Sachs International and Morgan Stanley & Co. International Limited are the bookrunners on the transaction. Morgan Stanley & Co. International Limited will be Stabilisation Manager for the offering.

Infineon is issuing the convertible bond to benefit from the attractive financing opportunity available in the current convertible market given the low interest rate and high volatility environment. The proceeds of the issue will serve to further strengthen Infineon’s financial position and support the long-term strategy of Infineon Technologies AG.

This press release is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. In connection with this transaction there has not been, nor will there be, any public offering of Infineon Technologies AG or Infineon Technologies Holdings B.V. securities(“Infineon securities”). The distribution of this press release and the offer and sale of Infineon securities in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release is not an offer of securities for sale in the United States. The offer and sale of Infineon securities has not been, nor will it be, registered under the United States Securities Act of 1933 and Infineon securities may not be offered or sold in the United States absent such registration or an applicable exemption from registration. Any public offering of Infineon securities to be made in the United States will be made by means of a prospectus that may be obtained from Infineon Technologies AG or the selling security holder and that will contain detailed information about Infineon Technologies AG and its management, as well as financial statements.

About Infineon

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2002 (ending September), the company achieved sales of Euro 5.21 billion with about 30,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).

Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: May 16, 2003	By:	/s/ ULRICH SCHUMACHER
Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer

	By:	/s/ PETER J. FISCHL
Peter J. Fischl Chief Financial Officer